UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2025

Commission File Number 001-39237

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Information Contained in this Form 6-K Report

On June 18, 2025, Atlas Corp. (the “Company”) delivered notices of redemption (the “Notices”) to the holders of certain series of the Company’s preferred shares, as follows:

•

The Company delivered notices of redemption to the holders of the Company’s 7.95% Cumulative Redeemable Perpetual Preferred Shares—Series D, par value $0.01 per share (the “Series D Preferred Shares”) calling for the redemption of all of the issued and outstanding Series D Preferred Shares on July 10, 2025 (the “Redemption Date”).

•

The Company delivered notices of redemption to the Holders of the Company’s 7.875% Cumulative Redeemable Perpetual Preferred Shares—Series H, par value $0.01 per share (the “Series H Preferred Shares”) calling for the redemption of 8,905,105 shares (the “Redeemed Series H Preferred Shares”) of the issued and outstanding Series H Preferred Shares on July 10, 2025.

Regular dividends, accrued up to but not including the Redemption Date, of $0.386458 per share on the outstanding shares of the Series D Preferred Shares and of $0.382813 per share on the outstanding Redeemed Series H Preferred Shares will be paid in cash together with the redemption price of $25.00 per share on the Redemption Date, to relevant holders of record determined as of the close of business on July 9, 2025. Unless the Company defaults in the payment of the redemption price of the Series D Preferred Shares or the Redeemed Series H Preferred Shares, on and after the Redemption Date, all shares of Series D Preferred Shares and the Redeemed Series H Preferred Shares will no longer be deemed outstanding, and no further dividends will be declared or payable (and all dividends will cease to accrue) on the Series D Preferred Shares and the Redeemed Series H Preferred Shares. The remaining outstanding 120,000 shares of the Series H Preferred Shares will continue to accrue dividends as usual, and will remain listed on the New York Stock Exchange.

The Series D Preferred Shares and Redeemed Series H Preferred Shares are held through The Depository Trust Company (“DTC”) and will be redeemed in accordance with the procedures of DTC. Due to the partial redemption of the Series H Preferred Shares, such shares will be redeemed by an impartial lottery in accordance with the applicable procedures of DTC. Payment to DTC for the Series D Preferred Shares and the Redeemed Series H Preferred Shares will be made by Equiniti Trust Company, LLC, the Company’s redemption agent (the “Redemption Agent”), in accordance with the terms set forth in the Redemption Agent Agreements that governs the redemption of the Series D Preferred Shares and the Redeemed Series H Preferred Shares, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: June 18, 2025	By:	/s/ Peter Li
Peter Li
Secretary and General Counsel